As filed with the Securities and Exchange Commission on January 20, 1998
   ========================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                SCHEDULE 13E-3
                               (Amendment No. 6)

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            -----------------------

                              TRIMAS CORPORATION
                               (Name of Issuer)

                            -----------------------

                                MASCOTECH, INC.
                          MASCOTECH ACQUISITION, INC.
                              TRIMAS CORPORATION
                             RICHARD A. MANOOGIAN
                     (Name of Person(s) Filing Statement)

                            -----------------------

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                            -----------------------

                                   896215100
                     (CUSIP Number of Class of Securities)

                            -----------------------

           David B. Liner, Esq.              Brian P. Campbell
              MascoTech, Inc.                TriMas Corporation
           21001 Van Born Road           315 East Eisenhower Parkway
          Taylor, Michigan 48180           Ann Arbor, Michigan 48108
              (313) 274-7405                   (313) 747-7025

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            -----------------------

                                With Copies to:

           David W. Ferguson, Esq.             Jerome M. Schwartz, Esq.
            Davis Polk & Wardwell                Dickinson Wright PLLC
             450 Lexington Avenue            500 Woodward Avenue, Suite 4000
             New York, NY 10017                 Detroit, Michigan 48226
              (212) 450-4000                       (313) 223-3628

   =======================================================================



          This Amendment No. 6 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and (iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997, Amendment No. 3, dated January 7, 1998, Amendment No. 4, dated January 14, 1998 and Amendment No. 5, dated January 15, 1998, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

          All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

          The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

Item 10. Interest in Securities of the Issuer.

      Item 10(a) is hereby supplemented and amended to incorporate by reference the information set forth in the Final Amendment, filed by Purchaser and Parent on January 20, 1998, to the Schedule 14D-1 originally filed by Parent and Purchaser on December 17, 1997 (the "14D-1 Final Amendment") .

Item 17.  Material to be Filed as Exhibits.

      Item 17 is hereby supplemented and amended to add the following exhibit:

      (d)(11) Text of Press Release Issued by Parent on January 19, 1998 (incorporated by reference to the 14D-1 Final Amendment).



                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

January 20, 1998            MASCOTECH, INC.


                            By:   /s/ David B. Liner
                                 -------------------------------------------
                                 Name:  David B. Liner
                                 Title: Vice President and Corporate Counsel


                            MASCOTECH ACQUISITION, INC.


                            By:    /s/ David B. Liner
                                   -----------------------------------------
                                   Name:  David B. Liner
                                   Title: Secretary


                            TRIMAS CORPORATION


                            By:   /s/ Brian P. Campbell
                                  ------------------------------------------
                                  Name:  Brian P. Campbell
                                  Title: President


                            /s/ Richard A. Manoogian
                            ------------------------------------------------
                            Richard A. Manoogian